July 10, 2025

Peter Colis
Chief Executive Officer
Ethos Technologies Inc.
90 New Montgomery Street, Suite 1500
San Francisco, CA 94105

        Re: Ethos Technologies Inc.
            Draft Registration Statement on Form S-1 Submitted June 12, 2025 CIK No. 0001788451
Dear Peter Colis:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted June 12, 2025
Our Platform, page 2

1. We note the statement on page 4 that your platform combines your DTC channel "and third-party distribution channels on a single digital platform." Please revise here and where appropriate to quantify the approximate percentage of Activated Policies and
       Consumers that come through the DTC channel versus the third-party distribution channels on your platform. Clarify the key distinguishing feature(s) between them.
       For example, are DTC channel Activated Policies and Consumers distinguished because they come directly through your website without any agent or agency involvement?
 July 10, 2025
Page 2

Our Opportunity
Ethos Addresses a Large and Growing Market Opportunity, page 8

2.     Please provide a reasonable basis for the following statements:
           Your technology platform enables you to scale "more rapidly and more profitably" than traditional carriers, on page 2;
           Modern third-party provided systems "lack the sophistication" of your natively built platform and instead typically store data in "inaccessible, poorly structured formats, complicating integration and analysis," on page 8; and "Ethos holds a powerful early mover advantage as one of the only scaled
           technology platforms in the life insurance industry," on page 110. We rely on a limited number of carriers, page 27

3. We note your disclosure that three carriers accounted for 97% and 98%, of your total revenue for the years ended December 31, 2023 and 2024. Additionally, in each of the years ended December 31, 2023 and 2024, approximately 13% and 26%, respectively, of your revenue was generated through three of your most significant agency relationships. We also note references to contracts with your most significant agency relationships on page 27 and your insurance carriers on page 97. Please revise your disclosure here and in the business section beginning on page 102 to identify the carriers and agencies. Please disclose the material terms of the agreements where appropriate and file them as exhibits.
Risks Related to Our Business
Fluctuations or an overall decline in economic activity, page 37

4. Please revise Risk Factors and/or where appropriate to clarify where the insurance industry currently is in terms of its cyclical nature.
Our inability to retain or hire qualified employees, page 39

5. We note your disclosure here that your business operations depend on the adequacy of your plan for the succession of your senior management, including your founders, executives, and key personnel. If material, please revise to discuss the extent to which your key personnel are covered by employment or non-compete contracts. Our Financial Model, page 77

6. We note your disclosure on page 78 that "[f]or policies that are sold on [y]our platform directly to consumers, [you] incur marketing as well as underwriting costs, and for policies that are sold through a third-party channel on [y]our platform, [you]
       incur the costs of agent payments, as well as underwriting-related costs." Please revise this section, and where appropriate, to provide approximate quantification for each of the DTC and third-party channels.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Agent Payments, page 79

7. Please revise your filing to clarify whether you are entitled to recover all or a portion
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Page 3

       of the total agent payment if the policy terminates after one year.
8. We note disclosure that you offer agents production-based incentives and rewards from time to time, which are included in sales and marketing expenses. Please quantify these incentives and rewards for each period presented, if material, along with an explanation of the incentives and rewards offered to agents during the periods presented.
Key Business Metrics and Non-GAAP Financial Measures, page 80

9. We note disclosure of your total activated policies for each year. Please also revise your filing to disclose, here or where appropriate, your total number of outstanding active policies for each year presented.
10. Please revise your filing to disaggregate your total activated policies for each product
       offering as we note    other products    generated $51 million in
revenue during the
       fiscal year ended December 31, 2024 compared to $12 million for the fiscal year ended December 31, 2023.
Average Revenue Per Unit, page 81

11. We note disclosure that the majority of term life insurance sales are made directly to consumers through your website, while other products are typically sold through your third-party channel primarily through agents. Please revise your disclosure of activated policies on page 80 to separately disclose those sold directly to consumers and those sold by agents and discuss any trends in sales of activated policies through these distribution channels. Please also revise your filing to discuss the benefits of selling directly to consumers compared to using agents to sell policies.
Strategic Carrier Relationships, page 86

12. We note that your top three carriers by distribution are also your longest tenured carriers. You also disclose on page 27 that your top three carrier relationships represented approximately 97% and 98% of your total revenues as of December 31,
       2023, and 2024, respectively. Please revise your filing to disclose the amount of revenues recognized for each period from each of these three carriers, and consider enhanced disclosures that provide information about the extent of your reliance on these major customers including, for instance, the insurance products offered, number of activated policies, etc.
Revenue , page 91

13.    Please revise your filing to disaggregate your revenues and activated policies
       separately for your term life insurance and other products for each period presented along with an understanding for the reason(s) for growth during the fiscal year ended
       December 31, 2024 as we note other products revenues have increased 313% during this time period.
14. We also note disclosure on page 88 that in future periods following policy activation you record in-period adjustments in revenue as the applicable persistency estimates
       are updated. Further, we note disclosure on page F-17 of    net
commission revenue
       adjustment from change in estimate    totaling $7.8 million and $26
million for fiscal
 July 10, 2025
Page 4

       years ended December 31, 2023 and 2024, respectively. Please revise your filing to include a discussion of the reason(s) for these revenue adjustments as your current disclosure only indicates revenues increased due to an increase in activated policies.
Sales and Marketing, page 91

15. We note your sales and marketing expenses are primarily comprised of advertising expenses, agent payments, underwriting costs for non-activated policies, and overhead costs allocated on a headcount basis as disclosed on page 88. Given sales and marketing expenses represent your largest expense, please revise your filing to disaggregate your sales and marketing expenses included in your tabular presentation for each period and provide a detailed understanding of the underlying reason(s) for increases in these expenses.
Liquidity and Capital Resources, page 99

16. We note your disclosure on page 57 that you "have sold commissions receivable in the past as part of [y]our liquidity strategy and may engage in such arrangements in the future." We also note your disclosure on page 98 that "[f]rom time to time, [you]
       enter into agreements to sell a portion of [y]our commissions receivable." Please revise to clarify the extent to which you have plans or arrangements in place to conduct these activities in the future, and summarize the historical activities within the periods covered by the financial statements if not already disclosed. Business
Company Overview, page 102

17. Please revise this section to disclose any assigned financial strength rating, if applicable. Revise your risk factors accordingly.
Our Business Model, page 103

18. Please revise to summarize the standard terms of your relationships with agents, agencies and carriers. In this regard, we note your disclosure on page 26 that "[u]nder certain of our carrier contracts, upon certain policy terminations, we are obligated to repay to our carriers or their affiliates all or a portion of the commissions received."
       Additionally, we note your disclosure on page 35 that "[u]pon termination of a policy within certain time periods of activation, we are entitled to recoup all or a portion of agent payments." Please provide additional details about the policy termination, recoupment and other material terms.
19. We note the reference on page 107 to consumers applying and receiving decisions "in minutes, not weeks," unlike traditional processes, and that you do not require in-
       person blood tests, urine analysis or medical exams. We also note the statement on page 29 that you rely on prescription data, medical records, and other consumer information provided by unaffiliated vendors. Please revise to clarify how your underwriting and decision-making processes and business model address the apparent need for consumer medical information that other entities obtain through traditional processes. For example, it is unclear if (1) you believe third-party vendors provide you with the same level of medical information as under traditional processes, and (2)
       the speed of approval comes at a notable cost to accuracy of underwriting and
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Page 5

       decision-making. Please revise Risk Factors as appropriate and advise us, with a view to disclosure to the Risk Factors on pages 26-27, if making underwriting decisions in minutes, not weeks, limits the number of carriers you are able to work with.
Distribution, page 104

20. We note the statement that your platform integrates with third-party channels such as fintech companies via application programming interfaces, or APIs, allowing these companies to quote, process, and activate policies within their own platform. We also note the statement on page 31 that agencies and agents "operate independently and are responsible for their own sales practices, data privacy and security, and marketing activities." Please revise to explain the standard terms and arrangements with these agencies and agents, especially with respect to monitoring practices under state licensing and other regulations. As a non-exclusive example, it is unclear to what extent you are able to monitor or direct the actions of agencies and agents seeking to terminate policies issued by carriers you have relationships with and replace them with policies issued by carriers you "do not contract with, which is a practice that
       [you] prohibit," as stated on page 31.
Our Competitive Strengths, page 110

21. We note your disclosure that you "work with multiple carriers, each uniquely suited for specific product categories and risk characteristics." Please revise to further clarify the specific product categories, risk characteristics, the types of carriers you work with, and how you connect with them to provide context for the statements that you find the most suitable carrier.
Our Growth Strategies
Expand Our Product Portfolio:, page 111

22. We note your disclosure, here and throughout your prospectus, that you intend to launch additional products on your platform. We also note your disclosure on page 57 regarding the potential need for additional financing. To the extent applicable, please revise the disclosure of your planned operations to describe each new product line you plan to add and disclose your planned timelines, if any; and further clarify the need for additional financing to accomplish the expansion.
Our Products, page 111

23.    We note your tabular disclosure of insurance product offerings on page
113. Please
       revise your filing to expand your tabular disclosure to explain each of the five term life insurance products and two whole life insurance products offered. Our Employees and Culture, page 117

24. We note your discussion on page 118 about your employees and that they are located in "San Francisco and Bengaluru, India, as well as remotely across the United States and in select additional countries such as Singapore." Please revise to disclose how many full-time employees you have and clarify by geography the nature of the operations if material to an understanding of your business and employees.
 July 10, 2025
Page 6

Executive Compensation, page 129

25. Please revise your summary compensation table to include the compensation of
       Lingke Wang, or advise. Refer to Item 402(a)(3) of Regulation SK. Certain Relationships and Related Party Transactions, page 144

26. Please refer to Tender Offer on page 144. For the executive officers' sales, please disclose the approximate discount of the acquisition price, if any, to the sales price.
27. Please revise to provide the material terms and amounts (e.g., preferred stock and investment amounts) involved in the voting, management rights and other agreements
       listed under "Investors    Rights, Management Rights, Voting and Co-
       Sale Agreements."
Accounts Receivable, Net, page F-16

28. Please revise your filing to include a tabular disclosure of your accounts receivable activities similar to your disclosure of commissions receivables, net on page F-17.
Note 8. Other Current Liabilities, page F-21

29. Please revise your filing to explain what your persistency reserve liability represents and the reason(s) for the increase in this liability as of December 31, 2024.
       Please contact John Spitz at 202-551-3484 or Michael Henderson at 202-551-3364 if
you have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or James Lopez at 202-551-3536
with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Finance
cc:   Jon Avina, Esq.